UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD CORPORATION

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 274th BOARD OF DIRECTORS’ MEETING

1. DATE, HOUR AND VENUE: May 28, 2015, at 12:00 a.m., held at the headquarters of Telefônica Brasil S.A. (“Company”), located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, São Paulo – SP.

2. CHAIRMAN AND SECRETARY: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. PARTICIPANTS: Directors that subscribed the minutes, as prescribed by article 19, paragraph 4, of the Bylaws, with necessary quorum for holding and resolution.

4. DISCUSSIONS AND RESOLUTIONS:

The Chairman explained that, as known to all, Messrs. Antonio Carlos Valente da Silva and Paulo Cesar Pereira Teixeira left, on March 25, 2015, the positions they previously held at the Company's Board, having been replaced by Mr. Alberto Manuel Horcajo Aguirre. So, from that date, Mr. Alberto Manuel Horcajo Aguirre went on to accumulate the roles of Chief Executive Officer, General and Executive Officer, Chief Financial Officer, Investor Relations and Corporate Resources Officer.

Thus, and in view of the restructuring of the Company's management structure approved at the General Shareholders’ Meeting held today, which decreased from 4 (four) to 3 (three) the minimum number of Executive Officers, and has extinguished the role of General and Executive Officer, whose functions were incorporated into the functions of the Chief Executive Officer, the members of the Board of Directors, by unanimous vote of those present, decided to elect Mr. Amos Genish, Israeli, married, economist, bearer of the RNE no. V305047-D (CGPI/DIREX/DPF), enrolled with the CPF/MF under no. 009.194.169-50, resident and domiciled in the city of São Paulo, State of São Paulo, with offices at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, São Paulo – SP, CEP 04571-936 as Chief Executive Officer of the Company.

It is recorded that the mandate of the Director elected herein correspond to the remaining term of office of the Director hereby replaced, ending, therefore on the date of the first Board of Directors’ Meeting held after the General Shareholders’ Meeting of 2016.

Still, the Director hereby elected declared, under penalty of law, not to be involved in any crime or special law that prevent him from exercising the Company's management activities. Such Director shall be vested in their respective office by signing the proper term, which will be filed at the Company's registered office.

Thus, the Company’s Executive Board shall be composed of Messrs. Amos Genish, Chief Executive Officer, Alberto Manuel Horcajo Aguirre, Chief Financial Officer, Investor Relations and Corporate Resources Officer and Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer.

In addition, the Board of Directors resolved to appoint Mr. Amos Genish as a member of the Committee of Appointments, Compensation and Corporate Governance, replacing Mr. Antonio Carlos Valente da Silva. Thus, the said Committee shall be composed as follows: José Fernando de Almansa Moreno-Barreda (Committee Chairman), Amos Genish and Francisco Javier de Paz Mancho.

5. CLOSURE: With no further matters to discuss, the meeting was closed and these minutes drawn up by the Secretary of the Board, which was approved and signed by the Directors present, transcribed in the book.

São Paulo, May 28, 2015.

(Signature page of the 274th Board of Directors’ Meeting of Telefônica Brasil S.A., held on May 28, 2015, at 12:00 a.m.)

______________________________

Antonio Carlos Valente da Silva

Chairman of the Board of Directors

______________________________

José Fernando de Almansa Moreno-Barreda

Member of the Board of Directors

______________________________

Antonio Gonçalves de Oliveira

Member of the Board of Directors

______________________________

Eduardo Navarro de Carvalho

Member of the Board of Directors

______________________________

Francisco Javier de Paz Mancho

Member of the Board of Directors

______________________________

Luciano Carvalho Ventura

Member of the Board of Directors

______________________________

Santiago Fernández Valbuena

Vice-Chairman of the Board of Directors

______________________________

Luis Javier Bastida Ibarguen

Member of the Board of Directors

______________________________

Luiz Fernando Furlan

Member of the Board of Directors

______________________________

Narcís Serra Serra

Member of the Board of Directors

______________________________

Roberto Oliveira de Lima

Member of the Board of Directors

______________________________

Amos Genish

Member of the Board of Directors

and elected Chief Executive Officer

______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 28, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director